NEWS RELEASE

Crosshair Outlines Resource Expansion Program
for Juniper Ridge

May 3, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that its 2012 exploration program for the Juniper Ridge Uranium Project, located in south-central Wyoming, is scheduled to begin June 1, 2012.

The program of approximately 60,000 ft (18,290 metres) of drilling will build on the strong results from last year’s program which culminated in an initial mineral resource estimate of 5.2 million pounds of uranium oxide (4.14 million tons at 0.063% eU3O8), using a grade-thickness (GT) cut-off of 0.1%-ft.

“We are excited to be continuing our resource expansion efforts in Wyoming this year,” stated Mark Ludwig, Crosshair Energy’s President & CEO. “Last year’s successful program confirmed an Indicated Resource of more than 5 million pounds of uranium oxide and we expect the 2012 program to capture more of the historic resource.”

Mr. Ludwig went on to say, “As the percentage of the world’s nuclear generated electricity continues to grow, the uranium needed to fuel those generating stations will pressure existing supply. To meet the increasing need for uranium, I expect to see higher levels of exploration, development and production from Wyoming’s uranium deposits during the next decade.”

2012 Juniper Ridge Program Details

•	The 2012 program is planned to employ three drill rigs, four geologists, and two geophysicists.

•	Drilling will be focused in areas where significant resource drilling was done in the 1970s and 1980s.

•	88% of the resource is shallow, lying within 150 ft. of surface.

•	Metallurgical testing is underway to confirm the favorable recoveries recorded in the historic reports.

•	Environmental monitoring infrastructure is scheduled to be installed once the drilling begins, for the collection of baseline environmental conditions in preparation for permitting.

•	The Juniper Ridge exploration program is being supervised by Tom Bell, Ph.D., Vice President & Chief Geologist of Crosshair Energy.

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The goal of the 2012 program is to verify more of the historic geological resources estimated at 7 to 10 million pounds at a grade between 0.056% and 0.067% U3O8. These potential tonnages and grades are conceptual in nature, there has been insufficient exploration to define an increased mineral resource and it is uncertain if further exploration will increase the mineral resources. These figures are reported as exploration targets based on reasonable assumptions made from historical data by the Company.

About Juniper Ridge

The Juniper Ridge Property is composed of 197 federal lode claims and one state mineral lease totaling 4,710 acres (1,906 Ha). Last year’s exploration activities succeeded in identifying 5.2 million pounds of uranium oxide (4.14 million tons at 0.063% eU3O8), using a grade-thickness (GT) cut-off of 0.1%-ft. The focus of the current exploration program is to verify more of the historic geological resources which range from 5.2 million tons grading 0.067% U3O8 totaling 6.97 million pounds of uranium (AGIP Mining Company in 1986), to 8 million tons grading 0.056% U3O8 totaling 9.9 million pounds (Urangesellschaft USA in 1978). These historical resource estimates were completed prior to the implementation of NI 43-101 and are not compliant with currently accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimates are both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Additional drilling is required to verify these historic results. Therefore, the historical resource estimates should not be relied upon. Additional information on the Juniper Ridge Project can be found at: http://www.crosshairenergy.com/s/JuniperRidge.asp.

Stewart Wallis, P.Geo., a Director of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the Juniper Ridge Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, 43-101 Mineral Resource Technical Report” dated February 21, 2012. For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the Juniper Ridge resource estimate, the future demand for uranium, the increased mineral resource estimate, the details of the exploration program and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.